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NEXT Wine Company

Winery

31 E Vine St
Lodi, CA
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Investment Opportunity
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THE PITCH
NEXT Wine Company is seeking investment to expand inventory for new brands and develop new markets.
Generating Revenue
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID 19 RELIEF. REVIEW SPECIFICS
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $150,000 invested.
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BUSINESS MODEL

NEXT Wine Company is a wine brand incubator; we Create, Incubate, Build and Sell wine brands. We analyze consumer data, uncover market opportunities, and capitalize on cultural moments to create quality wine brands. We focus on market niches that have potential for significant growth. We lead with quality while remaining focused on delivering the best value possible at every price level.

Company - An existing revenue generating customer base and a lead brand with traction
Strategy - Create, Incubate, Build and Sell wine brands
Growth - Filling important gaps and identifying niches in today's market
Use of Proceeds - Sales, Marketing, and New Brand Development
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OUR STRATEGIC GROWTH PLAN

Our strategic development plan is quite simple and straightforward:

NEXT is a Brand Incubation Company - We Create, Incubate, Build and Sell
Building volume and revenue through fast growing brands
Constantly researching and working on new brand development
Build a scalable distribution network that understands brand incubation and development
Create a dedicated and focused international strategy with specific portfolio of wines/brands
Build a reputation for creativity in branding
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THE MARKET OPPORTUNITY

The wine market has evolved dramatically over the past five to ten years, and the changing dynamics of the market are driven by a number of "factors" – Some of which include:

Retailers’ need for higher profit margins
The entry, and rapidly growing influence of Millennial generation wine consumers
The death of the traditional wine brand
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MARKETING STRATEGY

The US wine consumer is primed for experimentation. They have become more comfortable with, and knowledgeable about, wine. While COVID has been a problem for On Site(restaurant sales) wine consumption, at home consumption has skyrocketed and added to the opportunity for new brands in multiple chains.

We offer retailers a consistent and high-quality selection of new experimental brands
Mix direct-to-consumer eCommerce sales with in-store distribution of a rotating variety of options.
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Unprecedented Times.... The Right Timing

While the current times of COVID are unprecedented, and a difficult time to launch a company, we believe it is the perfect opportunity for our wine brand incubator. The launch of NEXT personifies the 18th Century quote from the famous Baron Rothschild, “Buy When There’s Blood in the Streets Even if the Blood is Your Own”. We like to translate this powerful thought by saying “The Best Time to Build a Company is in a Down Market”. While there is panic all around us, we have diligently worked to find numerous opportunities through: strategic pricing; underserved demographics; levity in brands (when people need it most); and brands that give back and lift people up. While the times are most challenging, the needs of consumers are unique, dynamic, and reactionary—all of which fits our focus.

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THE TEAM
Jeff Hansen
Co-Founder and Chief Executive Officer

Hansen has a background in the wine industry that spans over 30 years including almost every aspect of the industry. His most important achievements have been in “Brand Building”; developing successful distribution channels in the U.S., Europe, and Asia for some of California’s largest and most important wineries. One of Hansen’s specialties is in the startup phase. He does this by taking a new concept, idea, and vision to its culmination of a company. Hansen’s background includes five generations of production agriculture giving him a natural understanding of production and operations while also understanding how these areas serve Sales.

Matt Sinclair
Co- Founder and President

Sinclair has had over 30 years of entrepreneurial performance and success in growing organizations, including: Procter & Gamble, E&J Gallo Winery and 5.11 Tactical. He is a consummate team builder not only for literally building teams, but for maximizing the output and success of each team member. He drives people to reach new heights of success by earning their trust and respect. His collaborative approach is recognized internally, at every level in the Company, and externally with Company’s most important stakeholders. Developing and executing channel strategies that create new ways to solve issues has yielded immeasurable results among staff, as well as those outside who work with the Company. In the end, Sinclair’s undeniable sense of accountability might best be summed up by his philosophy that the “buck stops here”!

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PRESS
Shop Next Wine Company

Next Wine Company is a wine brand incubator; we Create, Incubate, Build and Sell wine brands. We analyze consumer data, uncover market opportunities, and exploit cultural moments to create quality wine brands We focus on market niches t

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Expand Inventory $141,000
Mainvest Compensation $9,000
Total $150,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $1,315,550 $8,634,014 $11,670,212 $20,459,770 $27,258,900
Cost of Goods Sold $1,000,782 $6,509,662 $8,813,242 $12,444,891 $17,102,475
Gross Profit $314,768 $2,124,352 $2,856,970 $8,014,879 $10,156,425

EXPENSES

Cost of Sales $175,667 $1,112,815 $1,307,580 $1,762,799 $2,126,159
Expenses $69,900 $795,900 $928,500 $951,900 $967,500
Operating Profit $69,201 $215,637 $620,890 $5,300,180 $7,062,766
This information is provided by NEXT Wine Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Forecasts Consolidated (2020-24)-Jan 21.pdf
NEXT Business Plan-FINAL (Feb 15 21).docx.pdf
NEXT Exec Sum FINAL (Feb 15 21).docx.pdf
NEXT Offering Deck (Jan 21)-FINAL.pptx.pdf
Investment Round Status

$150,000

TARGET

$250,000

MAXIMUM

This investment round closes on May 19, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Blockchain Wine Company
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $150,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 0.4%-0.7%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Financial Condition
Historical milestones

NEXT Wine Company started operations on January 2, 2020 with a team of highly regarded wine industry veterans. Unbeknownst to the Founders and management team, approximately 75 days after launching the company, the Country started shutting down as a result of COVID. Needless to say, not only a major milestone, but an unforeseen setback! Despite COVID, the Company achieved impressive results during 2020:

Sales revenue of more than $1.25 million

A small net profit of less than $3,000

The launch of the Company's flagship brand, Everyday NAPA and Everyday SONOMA

Distribution launched in 11 states

Laid the foundation for exponential growth in 2021

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Below outlines the 2020 recap as well as rebounding market forecasts for 2021:

Since COVID became a reality a little more than two months after the company launched, most forecasts and key milestones were delayed by nearly one year.

Despite the delays, the company was successful in launching its "flagship" brands Everyday Napa and Everyday Sonoma, late in Q-3.

The Everyday wine brands are expected to achieve national distribution in 2021, with sales in markets that reach over 90% of the U.S. wine consumers.

Diversity brands - the Alexis-George Winery portfolio (a partnership between NEXT Wine and the African American owned Alexis-George Winery).

During 2020, the social events, such as "Black Lives Matter" had a significant and unexpected benefit for this portfolio.

Going from a methodical roll out of the wine brands, to having some of the most important buyers in the U.S. asking for our wines represents a major milestone.

The Alexis-George portfolio will experience accelerated distribution in iconic national accounts that include, but are not limited to: Trader Joe's, Walmart, Hyatt Corp., Kimpton Hotel Group, Hilton Hotel Group, Club Corp, and others.

Great Milestones will be achieved in 2021, yet the full extent of what will occur during 2021 is evolving every week.

Sales for the traditional holiday wine brand "The Ugly" (aka Ugly Sweater) declined slightly in 2020 based on buyers from key accounts cancelling meetings during the traditional holiday buying period (June - August).

While COVID is still impacting the normal flow of business, buyers are taking meetings and reengaging. Holiday brand sales are expected to be up significantly over 2020, and also exceed 2019 sales.

We are forecasting that 80-90% national distribution will be achieved, up from approximately 50% distribution in 2020.

While 2020 was only a partial year, NEXT Wine still generated over $1.2 million in sales, and made a small profit.

The biggest impact 2020 had on our business plan is that we were unable to fully establish our distribution Foundation.

Therefore, the major focus in 2021 will be to complete the build out of our national distribution infrastructure (our Foundation), which will position the company for exponential growth in the future.

International sales were also delayed.

Brazil - our 2020 plan to roll out our brands have been pushed to April/May 2021

We spent the past year building a sales infrastructure for both direct to consumers and the wholesale trade segment.

Brazil will generate positive results in 2021

China - our largest international market was plagued in 2019 and 2020 with a debilitating trade war.

Regaining lost business and new customer development will occur in 2021

Southeast Asia - we will achieve new milestones in markets such as Cambodia where we currently have almost 10,000 bottles of wine being prepared now (March 2021) for shipment.

A recap of key 2021 "Forecasted Milestones:

Full national distribution for the Everyday Wine brands

The UGLY (holiday brand) will regain momentum and reach 80% national distribution

Alexis-George (diversity brand) has the opportunity to become the highest volume African-American wine brand in the U.S.

The international market place will reopen, and while slower than we want, important new business will be developed and existing markets will return to positive growth trends.

With so much uncertainty still resulting from COVID, it is more difficult to accurately forecast, but reaching 3X growth in 2021 versus 2020 is within reason.

Other outstanding debt or equity

As of March 2021, NEXT Wine Company has debt of $30,000 outstanding and an average cash balance of $25,000. This debt is from one of the Company's Founders and will be paid back over the next six to nine months. In addition to the NEXT Wine Company's outstanding debt and the debt raised on Mainvest, NEXT Wine Company will require additional capital from debt and/or equity sources.

No other outstanding debt or equity

The capital raised through Mainvest will make up the first round of NEXT Wine Company's fundraising. With the growth plan outlined, NEXT Wine Company will raise additional funds in subsequent funding rounds.

Limited operating history

NEXT Wine Company was established in January 2020, less than three months before the U.S. virtually shut down as a result of COVID. The majority of the Company's operations occurred in the second half of 2020, with the first year total revenues exceeding $1.2 million. While the management team, collectively, has more than 100 years of industry experience, NEXT is, officially, and early stage company. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Subsequent events to historical financials

Since the latest available financial statements of NEXT Wine Company, we have had the following material changes and trends:

January and February were a little slower than expected, which resulted in lower sales

Contrarily, March is making up for the slow start to the year.

New market openings and sales results in the market have yielded results beyond our expectations

The better than expected results has put pressure on capital needed to fill orders.

NEXT Wine is looking at short term borrowing to fill orders and bridge the company from now until new capital may come through Mainvest portal.

Financial liquidity

NEXT Wine Company has a low liquidity position due to its cash requirements to build inventory to fill orders. NEXT Wine does NOT face a challenge for growing distribution and expanding sales, it is only handicapped by capital that is needed to fill orders and expand distribution.

Other challenges

NEXT Wine Company has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Capital - we are in a Capital intensive industry. The availability and deployment of capital dictate the speed in which the marketing plan can be executed.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of NEXT Wine Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

NEXT Wine Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

NEXT Wine Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If NEXT Wine Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt NEXT Wine Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect NEXT Wine Company's financial performance or ability to continue to operate. In the event NEXT Wine Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither NEXT Wine Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

NEXT Wine Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and NEXT Wine Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although NEXT Wine Company will carry some insurance, NEXT Wine Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, NEXT Wine Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect NEXT Wine Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If NEXT Wine Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with NEXT Wine Company or management), which is responsible for monitoring NEXT Wine Company's compliance with the law. NEXT Wine Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if NEXT Wine Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if NEXT Wine Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of NEXT Wine Company, and the revenue of NEXT Wine Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of NEXT Wine Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which NEXT Wine Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, NEXT Wine Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. NEXT Wine Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from NEXT Wine Company's core business or the inability to compete successfully against the with other competitors could negatively affect NEXT Wine Company's financial performance.

This information is provided by NEXT Wine Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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